 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 25 March 2026, London UK

GSK plc Publication of Notice of Annual General Meeting 2026

The Company has today published on its website (www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/) the Notice of Annual General Meeting ('AGM') 2026 (the '2026 AGM Notice'), which will be distributed to shareholders shortly.

The Company's AGM will be held on Wednesday 6 May 2026 at 2.30pm at the London Marriott Hotel Grosvenor Square, Grosvenor Square, London, W1K 6JP and will also be broadcast live for shareholders to join electronically. Full details of how to join the meeting either in person or electronically are contained in the 2026 AGM Notice and AGM Guide.

In compliance with Listing Rule 6.4.1R of the UK Financial Conduct Authority's ('FCA') Listing Rules, the following documents will be submitted to the FCA and will, in due course, be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism:

●   2026 AGM Notice
●   Proxy Form for the AGM
●   The Company's Articles of Association marked up to show proposed changes

V A Whyte
Company Secretary

25 March 2026

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 25, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc